SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

By letter dated November 7, 2018, the Company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2018	09/30/2017
Results of the period (nine-month period)	11,084	74
Attributable to:
Shareholders of the controlling company	9,401	553
Non-controlling interest	1,683	(479)

2. Other integral results of the period	in million ARS
	09/30/2018	09/30/2017
Other integral results of the period (nine-month period)	17,867	(451)
Attributable to:
Shareholders of the controlling company	3,956	(281)
Non-controlling interest	13,911	(170)

3. Total integral results of the period	in million ARS
	09/30/2018	09/30/2017
Total integral results of the period (nine-month period)	28,951	(377)
Attributable to:
Shareholders of the controlling company	13,357	272
Non-controlling interest	15,594	(649)

4. Equity details	in million ARS
	09/30/2018	09/30/2017
Share Capital	575	575
Treasury shares	4	4
Comprehensive adjustment of capital stock and of treasury shares	123	123
Additional paid-in capital	793	793
Premium for trading of treasury shares	19	17
Legal Reserve	143	143
Special Reserve (Resolution CNV 609/12)	2,751	2,751
Cost of treasury share	(24)	(28)
Changes in non-controlling interest	(2,460)	156
Reserve for share-based payments	78	79
Reserve for future dividends	494	494
Revaluation Surplus	45	-
Reserve for conversion	5,903	1,155
Special Reserve	2,081	-
Reserve for coverage instruments	27	15
Reserve for defined benefit plans	(103)	(53)
Other subsidiary reserves	37	37
Retained earnings	40,230	19,846
Shareholders’ Equity attributable to controlling company’s shareholders	50,716	26,107
Non-controlling interest	52,274	20,799
Total shareholder's equity	102,990	46,906

5. Adjustments of previous results	in million ARS
09/30/2017
Change in the valuation method of investment properties	(76)
Attributable to:
Shareholders of the controlling company	(73)
Non-controlling interest	(3)

Pursuant to Article 62 paragraph l) sections 6) and 8) of the next Regulation, we inform that at the closing date of the financial statements, the share capital of the Company is ARS 578,676,460 (including treasury shares) which is divided into 578,676,460 non-endorsable nominative ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each.

The main shareholder of the Company is Cresud S.A.C.I.F. y A. (Cresud) with 366,788,251 shares directly and indirectly (through Helmir S.A.), which represents 63.74% of the share capital (the treasury shares are subtracted). Cresud is our ultimate controlling entity and is a company incorporated and domiciled in the Argentine Republic. The address of its registered office is Moreno 877, 23rd floor, Autonomous City of Buenos Aires, Argentina.

We also inform that on September 30, 2018, subtracting the direct and indirect ownership of Cresud and the treasury shares, the remaining shareholders held the amount of 208,664,732 nominative non-endorsable ordinary shares of 1 Nominal Value 1 ARS each with the right to 1 vote each from the Company that represents 36.06% of the issued share capital.

As of September 30,2018 there are no convertible options or negotiable obligations in circulation to acquire our shares.

Among the news of the period ended on September 30, 2018, the following can be highlighted:

  ●
Adjusted EBITDA for the three-month period of FY 2019 was ARS 3,048 million (ARS 855 million from Argentina Business Center and ARS 2,193 million from Israel Business Center), increasing by 31% with respect to the same period of FY 2018.

  ●
Net  result for the period recorded a gain of ARS 11,084 million compared to a gain of ARS 74 million in the same period of fiscal year 2018, mainly explained by higher results due to changes in the fair value of investment properties in Argentina Business Center and   higher results from our investment in CLAL in Israel Business Center, valued at market value.

  ●
Adjusted EBITDA of the rental segments in Argentina grew by 31.3% compared to the same period of previous fiscal year, mainly driven by the office and hotel businesses, which have income in dollars, partially offset by an 11% growth in the shopping malls business.

  ●
We  reached 98.7% occupancy in shopping centers, 93.4% in offices and 64.5% in our hotel portfolio.

  ●
On October 29, the Shareholders Meeting approved a dividend in kind for the sum of ARS 1,412 million payable in shares of IRSA Commercial Properties (0.0110911403208 shares IRCP/share IRSA and 0.110911403208 IRCP shares/IRSA ADR). Dividend yield 5%.

●
As a subsequent event, in November 2018, we sold to our subsidiary IRSA Propiedades Comerciales the total square meters we owned of the building under construction "Catalinas" (14,213 sqm) for a fixed amount of USD 60.3 million.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: November 9, 2018